Paul Arena
Chief Executive Officer
paul.arena@augme.com
Office: 212.710.9350
Mobile: 404.915.8449

March 25, 2011

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Augme Technologies, Inc.
Form 10-K for the fiscal year ended February 28, 2010
Filed June 1, 2010
File No. 333-57818

Dear Mr. Spirgel:

Augme Technologies, Inc. (“Augme” or the “Company”) received your March 18, 2011 facsimile.  Provided below is Augme’s itemized response to each of your additional requests.

1.
We note your response to our prior comment.  Tell us how you applied the guidance in ASC 350-20-35-33 through 35-46 in determining your reporting units.  In this regard it does not appear that your definition of reporting units in your proposed disclosure is consistent with ASC 350-20-35-33. We also note you have that three operating division including mobile marketing, video content delivery, and ad network provisioning.

Augme Response:

Augme has determined that under ASC 280, the Company has one reporting unit.  In the Company’s filed form 10K for the year ended February 28, 2010, under Part I, Item I, Description of Business, Augme stated “…three operating divisions including mobile marketing (AD Life), video content broadcasting and delivery (AD BOOM) and ad network provisioning (AD SERVE)…” Augme referred to three operating divisions while describing the Company’s business but Augme did not make this distinction within the Company’s financials.  Augme has only one reporting unit.

ASC 280-10-50-1: An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity)
b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and access its performance
c.	Its discrete financial information is available

Applied to Augme:
The three criteria in ASC 280-10-50-1 is not satisfied to report three separate operating systems.  Augme does not separately review the operating results of AD LIFE, AD BOOM, and AD SERVE and the discrete financial information for AD LIFE, AD BOOM, and AD SERVE are not available.  Thus, ASC 280-10-50-1 is not satisfied and supports that Augme has one reporting unit.

ASC 280-10-50-2:  An operating segment shall include components of a public entity that sell primarily or exclusively to other operating segments of the public entity if the public entity is managed that way.  Information about the components engaged in each stage of production is particularly important for understanding vertically integrated public entities in certain businesses, for example, oil and gas entities.  This information is also important because different activities within the entity may have significantly different prospects for future cash flows.

Applied to Augme:
Augme does not have vertical integration among AD LIFE, AD BOOM and AD SERVE. Thus, ASC 280-10-50-2 is not satisfied and supports that Augme has one reporting unit.

ASC 280-10-50-3: An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.

Applied to Augme:
Augme does not have any start-up operations.  Thus, ASC 280-10-50-3 is not satisfied and supports that Augme has one reporting unit.

ASC 280-10-50-4: Not every part of a public entity is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or certain functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the public entity and would not be operating segments. For purposes of this subtopic, a public entity’s pension and other postretirement benefit plans are not considered operating segments.

Applied to Augme:
Augme has satellite offices but ASC 280-10-50-4 is not satisfied.  As a result, this supports that Augme has one reporting unit.

ASC 280-10-50-5: The term chief operating decision maker identifies a function, not necessarily a manager with a specific title.  That function is to allocate resources to assess the performance of the segments of a public entity.  Often the chief operating decision maker of a public entity is its chief executive officer or chief operating office, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents, and others.

Applied to Augme:
Augme has one individual that oversees the Company.  Thus, ASC 280-10-50-5is not satisfied and supports that Augme has one reporting unit.

ASC 280-10-50-6: For many public entities, the three characteristics of operating segments description in paragraph 280-10-50-1 clearly identify a single set of operating segments.  However, a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

Applied to Augme:
Augme does not produce separate reports for AD LIFE, AD BOOM, AD SERVE that are used either for the chief operating decision maker or presented to the board of directors.  ASC 280-10-50-6 is not satisfied and thus, supports that Augme has one reporting unit.

ASC 280-10-50-7: Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.

Applied to Augme:
Augme does not have separate mangers for AD LIFE, AD BOOM, or AD SERVE.  ASC 280-10-50-7 is not satisfied and thus, supports that Augme has one reporting unit.

ASC 280-10-50-8:The chief operating decision maker also may be the segment manager for certain operating segments.  A single manager may be the segment manager for more than one operating segment.  If the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 apply to more than one set of components of a public entity but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments ASC 280-10-50-9.  The characteristics in paragraphs 280-10-50-1 and 280-10-50-3 may apply to two or more overlapping sets of components for which managers are held responsible.  That structure is sometimes referred to as a matrix form of organization.  For example, in some public entities, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas.  The chief operating decision maker regularly reviews the operating results of both sets of components and financial information is available for both.  In that situation, the components based on products and services would constitute the operating segments.

Applied to Augme:
Augme does not have multiple operating segments.  ASC 280-10-50-8 and ASC 280-10-50-9 are not satisfied and thus, supports that Augme has one reporting unit.

ASC 350-20-35-38 requires that an entity that is not required to report segment information in accordance with ASC 280 is nonetheless required to test goodwill for impairment at the reporting until level.  Augme has reviewed guidance in paragraphs 280-10-50-1 through 50-9, as stated above, to determine its operating segments for purposes of determining its reporting units and concludes that Augme has only one reporting unit.

2.
If you believe that your reporting unit(s) is not at risk of failing step one of the goodwill impairment test, please include a statement to that effect in your proposed disclosures or disclose the percentage by which fair value exceeded carrying value of the reporting unit as of the most recent step one impairment test date.

Augme Response:
Augme believes that our one reporting unit is not at risk of failing step one of the goodwill impairment test.

Sincerely,

/s/ Paul R. Arena
Paul R. Arena
Chief Executive Officer